FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2018

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1. 2. 3. 4. 5. 6.

Other news

Annual audited accounts (standalone and consolidated) for the financial year ended March 31, 2018

Auditors Report Standalone

Auditors Report Consolidated

Declaration of unmodified opinion

Press Release dated May 7, 2018

Item 1

OTHER NEWS

Subject: Board Meeting held on May 7, 2018

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

In terms of Indian Listing Regulations, we forward herewith in the prescribed format, a copy of the annual audited accounts (standalone and consolidated) for the financial year ended March 31, 2018, which have been approved by the Board of Directors of the Bank at its Meeting held today. A copy of the Press Release being issued in this connection is also attached.

The Board at the above Meeting also recommended a dividend of Rs.1.50/- (Rupees One and paise fifty only) per equity share of face value of Rs.2/- each, subject to requisite approvals.

The dividend on equity shares, will be paid/despatched on or after the same is approved by the shareholders at the ensuing Annual General Meeting to be held on Friday, August 10, 2018.

As required under Section 42 of the Companies Act, 2013, the Board approved the seeking of consent of the shareholders at the forthcoming Annual General Meeting for an enabling resolution which would be valid for a period of one year to invite subscription for non-convertible debentures or bonds on a private placement basis for an amount upto Rs. 25,000 crore.

Please take the above information on record.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

Item 2

ICICI Bank Limited

CIN-L65190GJ1994PLC021012

Registered Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara - 390 007.

Corporate Office: ICICI Bank Towers, Bandra-Kurla Complex, Bandra (East), Mumbai - 400 051.

Web site: http://www.icicibank.com

UNCONSOLIDATED FINANCIAL RESULTS

(Rs. in crore)

Sr. no.	Particulars			Three months ended			Year ended
				March 31, 2018 (Q4-2018)	December 31, 2017 (Q3-2018)	March 31, 2017 (Q4-2017)	March 31, 2018 (FY2018)	March 31, 2017 (FY2017)
				(Audited)	(Audited)	(Audited)	(Audited)	(Audited)
1.	Interest earned (a)+(b)+(c)+(d)			14,264.36	13,665.35	13,568.53	54,965.89	54,156.28
	a)	Interest/discount on advances/bills		10,690.49	10,238.14	9,990.72	40,866.21	39,603.39
	b)	Income on investments		3,001.42	2,860.71	2,621.66	11,568.17	11,377.07
	c)	Interest on balances with Reserve Bank of India and other inter-bank funds		166.01	154.04	281.93	663.37	495.46
	d)	Others		406.44	412.46	674.22	1,868.14	2,680.36
2.	Other income (refer note no. 3)			5,678.61	3,166.87	3,017.23	17,419.63	19,504.48
3.	TOTAL INCOME (1)+(2)			19,942.97	16,832.22	16,585.76	72,385.52	73,660.76
4.	Interest expended			8,242.69	7,960.08	7,606.37	31,940.05	32,418.96
5.	Operating expenses (e)+(f)			4,186.30	3,814.39	3,867.37	15,703.94	14,755.06
	e)	Employee cost		1,526.18	1,362.55	1,480.45	5,913.95	5,733.71
	f)	Other operating expenses		2,660.12	2,451.84	2,386.92	9,789.99	9,021.35
6.	TOTAL EXPENDITURE (4)+(5)
	(excluding provisions and contingencies)			12,428.99	11,774.47	11,473.74	47,643.99	47,174.02
7.	OPERATING PROFIT (3)–(6)			7,513.98	5,057.75	5,112.02	24,741.53	26,486.74
	(Profit before provisions and contingencies)
8.	Provisions (other than tax) and contingencies (refer note no. 5, 6, 7, 9 and 11)			6,625.75	3,569.56	2,898.22	17,306.98	15,208.13
9.	PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE EXCEPTIONAL ITEMS AND TAX (7)–(8)			888.23	1,488.19	2,213.80	7,434.55	11,278.61
10.	Exceptional items			..	..	..	..	..
11.	PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE TAX (9)–(10)			888.23	1,488.19	2,213.80	7,434.55	11,278.61
12.	Tax expense (g)+(h)			(131.77)	(162.05)	189.16	657.13	1,477.52
	g)	Current period tax		(221.96)	439.61	(981.07)	2,661.85	2,180.12
	h)	Deferred tax adjustment		90.19	(601.66)	1,170.23	(2,004.72)	(702.60)
13.	NET PROFIT/(LOSS) FROM ORDINARY ACTIVITIES AFTER TAX (11)–(12)			1,020.00	1,650.24	2,024.64	6,777.42	9,801.09
14.	Extraordinary items (net of tax expense)			..	..	..	..	..
15.	NET PROFIT/(LOSS) FOR THE PERIOD (13)–(14)			1,020.00	1,650.24	2,024.64	6,777.42	9,801.09
16.	Paid-up equity share capital (face value Rs. 2 each) (refer note no. 4)			1,285.81	1,284.67	1,165.11	1,285.81	1,165.11
17.	Reserves excluding revaluation reserves (refer note no. 4 and 11)			100,864.37	100,168.25	95,737.57	100,864.37	95,737.57
18.	Analytical ratios
	i)	Percentage of shares held by Government of India		0.17	0.16	0.19	0.17	0.19
	ii)	Capital adequacy ratio (Basel III)		18.42%	17.65%	17.39%	18.42%	17.39%
	iii)	Earnings per share (EPS) (refer note no. 4)
		a)	Basic EPS before and after extraordinary items, net of tax expense (not annualised) (in Rs.)	1.59	2.57	3.16	10.56	15.31
		b)	Diluted EPS before and after extraordinary items, net of tax expense (not annualised) (in Rs.)	1.57	2.55	3.15	10.46	15.25
19.	NPA Ratio[1]
	i)	Gross non-performing customer assets (net of write-off)		54,062.51	46,038.70	42,551.54	54,062.51	42,551.54
	ii)	Net non-performing customer assets		27,886.27	23,810.25	25,451.03	27,886.27	25,451.03
	iii)	% of gross non-performing customer assets (net of write-off) to gross customer assets		8.84%	7.82%	7.89%	8.84%	7.89%
	iv)	% of net non-performing customer assets to net customer assets		4.77%	4.20%	4.89%	4.77%	4.89%
20.	Return on assets (annualised)			0.50%	0.83%	1.10%	0.87%	1.35%
1.	At March 31, 2018, the percentage of gross non-performing advances (net of write-off) to gross advances was 9.90% (December 31, 2017: 8.55%, March 31, 2017: 8.74%) and net non-performing advances to net advances was 5.43% (December 31, 2017: 4.64%, March 31, 2017: 5.43%).

SUMMARISED UNCONSOLIDATED BALANCE SHEET

(Rs. in crore)

Particulars	At
	March 31, 2018 (FY2018)	December 31, 2017 (Q3-2018)	March 31, 2017 (FY2017)
	(Audited)	(Audited)	(Audited)
Capital and Liabilities
Capital (refer note no. 4)	1,285.81	1,284.67	1,165.11
Employees stock options outstanding	5.57	5.66	6.26
Reserves and surplus (refer note no. 4 and 11)	103,867.56	103,209.99	98,779.71
Deposits	560,975.20	517,403.07	490,039.06
Borrowings (includes preference shares and subordinated debt)	182,858.62	158,176.05	147,556.15
Other liabilities and provisions	30,196.40	33,469.48	34,245.16
Total Capital and Liabilities	879,189.16	813,548.92	771,791.45

Assets
Cash and balances with Reserve Bank of India	33,102.38	32,484.46	31,702.41
Balances with banks and money at call and short notice	51,067.00	23,379.91	44,010.66
Investments	202,994.18	179,806.57	161,506.54
Advances	512,395.29	505,386.90	464,232.08
Fixed assets	7,903.51	7,923.02	7,805.21
Other assets	71,726.80	64,568.06	62,534.55
Total Assets	879,189.16	813,548.92	771,791.45

CONSOLIDATED FINANCIAL RESULTS

(Rs. in crore)

Sr. no.	Particulars		Three months ended			Year ended
			March 31, 2018 (Q4-2018)	December 31, 2017 (Q3-2018)	March 31, 2017 (Q4-2017)	March 31, 2018 (FY2018)	March 31, 2017 (FY2017)
			(Unaudited)	(Unaudited)	(Unaudited)	(Audited)	(Audited)
1.	Interest earned (a)+(b)+(c)+(d)		16,153.46	15,496.30	15,227.07	62,162.35	60,939.98
	a)	Interest/discount on advances/bills	11,310.56	10,846.94	10,585.33	43,252.82	42,080.37
	b)	Income on investments	4,185.91	4,020.18	3,601.76	16,125.62	15,456.07
	c)	Interest on balances with Reserve Bank of India and other inter-bank funds	203.50	194.27	318.08	810.41	623.00
	d)	Others	453.49	434.91	721.90	1,973.50	2,780.54
2.	Other income		17,606.61	13,004.62	13,376.22	56,806.75	52,457.65
3.	TOTAL INCOME (1)+(2)		33,760.07	28,500.92	28,603.29	118,969.10	113,397.63
4.	Interest expended		8,829.72	8,557.59	8,129.41	34,262.05	34,835.83
5.	Operating expenses (e)+(f)		16,308.62	13,810.72	14,209.03	55,755.63	48,169.97
	e)	Employee cost	2,115.63	1,993.61	2,002.05	8,333.53	7,893.26
	f)	Other operating expenses	14,192.99	11,817.11	12,206.98	47,422.10	40,276.71
6.	TOTAL EXPENDITURE (4)+(5)		25,138.34	22,368.31	22,338.44	90,017.68	83,005.80
	(excluding provisions and contingencies)
7.	OPERATING PROFIT (3)–(6)		8,621.73	6,132.61	6,264.85	28,951.42	30,391.83
	(Profit before provisions and contingencies)
8.	Provisions (other than tax) and contingencies		7,004.72	3,716.59	3,463.52	17,972.96	16,582.48
9.	PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE EXCEPTIONAL ITEMS AND TAX (7)–(8)		1,617.01	2,416.02	2,801.33	10,978.46	13,809.35
10.	Exceptional items		..	..	..	..	..
11.	PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE TAX (9)–(10)		1,617.01	2,416.02	2,801.33	10,978.46	13,809.35
12.	Tax expense (g)+(h)		146.09	136.83	403.29	1,878.92	2,469.02
	g)	Current period tax	165.04	750.56	(827.66)	4,078.21	3,137.57
	h)	Deferred tax adjustment	(18.95)	(613.73)	1,230.95	(2,199.29)	(668.55)
13.	Less: Share of profit/(loss) of minority shareholders		328.99	385.04	315.29	1,387.35	1,151.95
14.	NET PROFIT/(LOSS) FROM ORDINARY ACTIVITIES AFTER TAX (11)–(12)–(13)		1,141.93	1,894.15	2,082.75	7,712.19	10,188.38
15.	Extraordinary items (net of tax expense)		..	..	..	..	..
16.	NET PROFIT/(LOSS) FOR THE PERIOD (14)–(15)		1,141.93	1,894.15	2,082.75	7,712.19	10,188.38
17.	Paid-up equity share capital (face value Rs. 2/- each)		1,285.81	1,284.67	1,165.11	1,285.81	1,165.11
18.	Analytical ratios (refer note no. 4)
	Basic EPS before and after extraordinary items, net of tax expense (not annualised) (in Rs.)		1.78	2.95	3.25	12.02	15.91
	Diluted EPS before and after extraordinary items, net of tax expense (not annualised) (in Rs.)		1.76	2.92	3.24	11.89	15.84

SUMMARISED CONSOLIDATED BALANCE SHEET

(Rs. in crore)

Particulars	At
	March 31, 2018 (FY2018)	December 31, 2017 (Q3-2018)	March 31, 2017 (FY2017)
	(Audited)	(Audited)	(Audited)
Capital and Liabilities
Capital	1,285.81	1,284.67	1,165.11
Employees stock options outstanding	5.57	5.66	6.26
Reserves and surplus	109,338.32	108,792.77	103,460.63
Minority interest	6,008.19	5,761.63	4,865.31
Deposits	585,796.11	540,386.96	512,587.26
Borrowings (includes preference shares and subordinated debt)	229,401.83	204,254.35	188,286.76
Liabilities on policies in force	131,488.42	130,746.35	115,497.44
Other liabilities and provisions	60,956.79	62,444.72	59,855.88
Total Capital and Liabilities	1,124,281.04	1,053,677.11	985,724.65

Assets
Cash and balances with Reserve Bank of India	33,272.60	32,572.97	31,891.26
Balances with banks and money at call and short notice	55,726.53	29,148.56	48,599.61
Investments	372,207.68	345,038.43	304,373.29
Advances	566,854.22	559,741.31	515,317.31
Fixed assets	9,465.01	9,449.29	9,337.96
Other assets	86,755.00	77,726.55	76,205.22
Total Assets	1,124,281.04	1,053,677.11	985,724.65

CONSOLIDATED SEGMENTAL RESULTS

(Rs. in crore)

Sr. no.	Particulars	Three months ended			Year ended
		March 31, 2018 (Q4-2018)	December 31, 2017 (Q3-2018)	March 31, 2017 (Q4-2017)	March 31, 2018 (FY2018)	March 31, 2017 (FY2017)
		(Unaudited)	(Unaudited)	(Unaudited)	(Audited)	(Audited)
1.	Segment Revenue
a	Retail Banking	13,101.02	12,679.93	12,031.01	50,262.54	45,391.18
b	Wholesale Banking	7,854.98	7,438.76	7,373.45	30,094.03	30,640.57
c	Treasury	14,479.75	11,758.72	11,731.75	51,589.55	54,290.87
d	Other Banking	760.64	727.37	890.60	3,113.47	3,840.08
e	Life Insurance	10,109.56	8,232.14	8,787.66	32,523.53	27,052.65
f	General Insurance	2,433.60	2,369.10	2,113.03	9,524.47	8,433.93
g	Others	1,635.01	1,393.93	1,201.58	5,924.97	5,531.21
	Total segment revenue	50,374.56	44,599.95	44,129.08	183,032.56	175,180.49
	Less: Inter segment revenue	16,614.49	16,099.03	15,525.79	64,063.46	61,782.86
	Income from operations	33,760.07	28,500.92	28,603.29	118,969.10	113,397.63
2.	Segmental Results (i.e. Profit before tax and minority interest)
a	Retail Banking	1,970.03	1,929.63	1,688.80	7,141.42	5,385.30
b	Wholesale Banking	(3,621.35)	(1,587.05)	(839.42)	(8,281.30)	(7,434.11)
c	Treasury	2,379.15	1,126.81	1,156.62	7,745.14	12,081.45
d	Other Banking	(106.53)	115.89	80.91	570.54	302.17
e	Life Insurance	361.05	481.01	429.79	1,719.13	1,784.86
f	General Insurance	287.17	322.35	248.63	1,196.23	910.10
g	Others	565.67	477.81	381.67	2,104.08	2,176.43
	Total segment results	1,835.19	2,866.45	3,147.00	12,195.24	15,206.20
	Less: Inter segment adjustment	218.18	450.43	345.67	1,216.78	1,396.85
	Unallocated expenses	..	..	..	..	..
	Profit before tax and minority interest	1,617.01	2,416.02	2,801.33	10,978.46	13,809.35
3.	Segment assets
a	Retail Banking	258,638.54	241,801.22	213,695.04	258,638.54	213,695.04
b	Wholesale Banking	265,771.22	274,491.81	261,265.28	265,771.22	261,265.28
c	Treasury	330,424.21	273,787.23	274,850.88	330,424.21	274,850.88
d	Other Banking	68,080.51	66,645.66	64,324.61	68,080.51	64,324.61
e	Life Insurance	141,512.91	140,004.52	124,437.71	141,512.91	124,437.71
f	General Insurance	29,463.26	27,667.31	23,060.99	29,463.26	23,060.99
g	Others	31,382.41	29,772.70	25,419.57	31,382.41	25,419.57
h	Unallocated	14,483.81	13,372.28	11,908.28	14,483.81	11,908.28
	Total	1,139,756.87	1,067,542.73	998,962.36	1,139,756.87	998,962.36
	Less: Inter segment adjustment	15,475.83	13,865.62	13,237.71	15,475.83	13,237.71
	Total segment assets	1,124,281.04	1,053,677.11	985,724.65	1,124,281.04	985,724.65
4.	Segment liabilities
a	Retail Banking	413,502.37	389,383.72	367,808.59	413,502.37	367,808.59
b	Wholesale Banking	167,268.24	151,248.75	149,519.15	167,268.24	149,519.15
c	Treasury	206,764.86	182,140.03	167,785.04	206,764.86	167,785.04
d	Other Banking	55,169.92	52,869.00	50,380.33	55,169.92	50,380.33
e	Life Insurance	134,838.61	133,460.23	118,333.66	134,838.61	118,333.66
f	General Insurance	24,465.60	22,707.54	18,948.34	24,465.60	18,948.34
g	Others	27,117.57	25,650.36	21,555.25	27,117.57	21,555.25
h	Unallocated	..	..	..	..	..
	Total	1,029,127.17	957,459.63	894,330.36	1,029,127.17	894,330.36
	Less: Inter segment adjustment	15,475.83	13,865.62	13,237.71	15,475.83	13,237.71
	Total segment liabilities	1,013,651.34	943,594.01	881,092.65	1,013,651.34	881,092.65
5.	Capital employed (i.e. Segment assets – Segment liabilities)
a	Retail Banking	(154,863.83)	(147,582.50)	(154,113.55)	(154,863.83)	(154,113.55)
b	Wholesale Banking	98,502.98	123,243.06	111,746.13	98,502.98	111,746.13
c	Treasury	123,659.35	91,647.20	107,065.84	123,659.35	107,065.84
d	Other Banking	12,910.59	13,776.66	13,944.28	12,910.59	13,944.28
e	Life Insurance	6,674.30	6,544.29	6,104.05	6,674.30	6,104.05
f	General Insurance	4,997.66	4,959.77	4,112.65	4,997.66	4,112.65
g	Others	4,264.84	4,122.34	3,864.32	4,264.84	3,864.32
h	Unallocated	14,483.81	13,372.28	11,908.28	14,483.81	11,908.28
	Total capital employed	110,629.70	110,083.10	104,632.00	110,629.70	104,632.00

Notes on segmental results:

1.	The disclosure on segmental reporting has been prepared in accordance with Reserve Bank of India (RBI) circular no. DBOD.No.BP.BC.81/21.04.018/2006-07 dated April 18, 2007 on guidelines on enhanced disclosures on 'Segmental Reporting' which is effective from the reporting period ended March 31, 2008 and Securities and Exchange Board of India (SEBI) circular no. CIR/CFD/FAC/62/2016 dated July 5, 2016 on Revised Formats for Financial Results and Implementation of Ind-AS by Listed Entities.

2.	'Retail Banking' includes exposures which satisfy the four criteria of orientation, product, granularity and low value of individual exposures for retail exposures laid down in Basel committee on Banking Supervision document 'International Convergence of Capital Measurement and Capital Standards: A Revised Framework'. This segment also includes income from credit cards, debit cards, third party product distribution and the associated costs.
3.	'Wholesale Banking' includes all advances to trusts, partnership firms, companies and statutory bodies, which are not included under Retail Banking.
4.	'Treasury' includes the entire investment and derivative portfolio of the Bank.
5.	'Other Banking' includes leasing operations and other items not attributable to any particular business segment of the Bank.
6.	'Life Insurance' represents ICICI Prudential Life Insurance Company Limited.
7.	'General Insurance' represents ICICI Lombard General Insurance Company Limited.
8.	'Others' comprises the consolidated entities of the Bank, not covered in any of the segments above.

Notes:

1.	The above financial results have been approved by the Board of Directors at its meeting held on May 7, 2018. The auditors have issued an unmodified opinion on the unconsolidated financial statements for FY2018.
2.	In accordance with RBI guidelines on 'Basel III Capital Regulations' read together with the RBI circular dated July 1, 2015, the consolidated Pillar 3 disclosure (unaudited) at March 31, 2018 including leverage ratio and liquidity coverage ratio is available at http://www.icicibank.com/regulatory-disclosure.page.
3.	The Bank sold equity shares representing 7.00% shareholding in ICICI Lombard General Insurance Company Limited in an initial public offer (IPO) during Q2-2018 for a total consideration of Rs. 2,099.43 crore. The sale resulted in a gain (after IPO related expenses) of Rs. 2,012.15 crore in unconsolidated financial results and Rs. 1,711.32 crore in consolidated financial results for FY2018. Further, during Q4-2018, the Bank sold equity shares representing 20.78% shareholding in ICICI Securities Limited in an IPO for a total consideration of Rs. 3,480.12 crore. The sale resulted in a gain (after IPO related expenses) of Rs. 3,319.77 crore in unconsolidated financial results and Rs. 3,208.16 crore in consolidated financial results for Q4-2018 and FY2018.
During FY2017, the Bank sold a part of its shareholding in ICICI Prudential Life Insurance Company Limited in an initial public offer (IPO) for a total consideration of Rs. 6,056.79 crore. The sale resulted in a gain (after IPO related expenses) of Rs. 5,682.03 crore in unconsolidated financial results and Rs. 5,129.88 crore in consolidated financial results for FY2017.
4.	The shareholders of the Bank approved the issue of bonus shares of Rs. 2 each in the proportion of 1:10, i.e. 1 (one) bonus equity share of Rs. 2 each for every 10 (ten) fully paid-up equity shares held (including shares underlying ADS), through postal ballot on June 12, 2017. Accordingly, the Bank issued 582,984,544 equity shares as bonus shares during Q1-2018. Further, the basic and diluted earnings per share have been re-stated for Q4-2017 and FY2017 as required by Accounting Standard (AS) 20 - Earnings per share.
5.	On April 18, 2017, RBI through its circular advised that the provisioning rates prescribed as per the prudential norms circular are the regulatory minimum and banks are encouraged to make provisions at higher rates in respect of advances to stressed sectors of the economy and had specifically highlighted the telecom sector. Accordingly, during FY2018, the Bank as per its Board approved policy made additional general provision amounting to Rs. 191.15 crore on standard loans to borrowers.
6.	During Q1-2018 and Q2-2018, RBI advised the banks to initiate insolvency resolution process under the provisions of Insolvency and Bankruptcy Code, 2016 (IBC) for certain specific accounts. RBI also required the banks to make provision at 50% of the secured portion and 100% of unsecured portion, or provision as per extant RBI guideline on asset classification norms, whichever is higher. Subsequently, in April 2018, RBI revised the provisioning requirements in respect of these specified cases from 50% of secured portion to 40% of secured portion at March 31, 2018 and to 50% of the secured portion at June 30, 2018. Accordingly, the Bank has made the provision on these accounts as per April 2018 guidelines of RBI.
7.	On February 12, 2018, RBI issued a revised framework for resolution of stressed assets, which superseded the existing guidelines on SDR, change in ownership outside SDR (except projects under implementation) and S4A with immediate effect. Under the revised framework, the stand-still benefits for accounts where any of these schemes had been invoked but not yet implemented were revoked and accordingly these accounts have been classified as per the extant RBI norms on income recognition and asset classification.
8.	During Q1-2018, with the approval of Board of Directors, the Bank had transferred securities amounting to Rs. 24,362.06 crore from held-to-maturity (HTM) category to available-for-sale (AFS) category, being transfer of securities at the beginning of the accounting year as permitted by RBI. Further, the Bank undertook one transaction during Q4-2018 for sale of securities with net book value of Rs. 59.86 crore, amounting to 0.07% of HTM portfolio and 52 transactions for sale of securities during FY2018 with net book value of Rs. 4,403.95 crore, amounting to 4.69% of HTM portfolio at April 1, 2017 (Q3-2018: 51 transactions for Rs. 4,344.09 crore, amounting to 4.62% of HTM portfolio at April 1, 2017). During FY2017, the Bank undertook 1,547 transactions for sale of securities with a net book value of Rs. 70,002.45 crore, amounting to 70.60% of the HTM portfolio at April 1, 2016 (Q4-2017: 566 transactions for Rs. 22,026.79 crore, amounting to 22.22% of HTM portfolio). The above sale is excluding sale to RBI under pre-announced Open Market Operation auctions and repurchase of government securities by Government of India, as permitted by RBI guidelines.

9.	In terms of the RBI circular no. DBR.BP.BC.No.63/21.04.018/2016-17 dated April 18, 2017, banks are required to disclose the divergences in asset classification and provisioning consequent to RBI’s annual supervisory process in their notes to accounts to the financial statements, wherever either (a) the additional provisioning requirements assessed by RBI exceed 15% of the published net profits after tax for the reference period or (b) the additional Gross NPAs identified by RBI exceed 15% of the published incremental Gross NPAs for the reference period, or both. Based on the above, no disclosure on divergence in asset classification and provisioning for NPAs is required with respect to RBI's annual supervisory process for FY2017.
10.	On April 2, 2018, RBI through its circular, allowed banks to spread provisioning for mark to market (MTM) losses on investments held in AFS and HFT for the quarters ended December 31, 2017 and March 31, 2018. The losses can be spread over four quarters, commencing from the quarter in which the loss has been incurred. The Bank has not taken this option and has accounted for the entire MTM gain/(loss) during the quarter to which it pertained.
11.	The Bank has classified three borrower accounts in the gems and jewellery sector with fund-based outstanding of Rs. 794.87 crore as fraud and non-performing and during Q4-2018 made a provision of Rs. 289.45 crore through profit and loss account and Rs. 505.42 crore by debiting reserves and surplus, as permitted by RBI. Additionally, during Q4-2018 the Bank has also made provision for certain other fraud and non-performing cases by debiting reserves and surplus amounting to Rs. 19.98 crore, as permitted by RBI. The provision made by debiting reserves and surplus will be reversed and accounted through the profit and loss account over the subsequent quarters of the year ending March 31, 2019.
12.	As mentioned by RBI in its press release dated March 29, 2018, RBI has through an order dated March 26, 2018, imposed a monetary penalty of Rs. 58.90 crore on the Bank for non-compliance with directions/guidelines issued by RBI. This penalty has been imposed in exercise of powers vested in RBI under the provisions of Section 47A(1)(c) read with Section 46(4)(i) of the Banking Regulation Act, 1949.
13.	During Q4-2018, the Bank has allotted 5,678,950 equity shares of Rs. 2 each pursuant to exercise of employee stock options.
14.	The Board of Directors has recommended a dividend of Rs. 1.50 per equity share for FY2018. The declaration and payment of dividend is subject to requisite approvals.
15.	Previous period/year figures have been re-grouped/re-classified where necessary to conform to current period classification.
16.	The amounts for Q4-2018 are balancing amounts between the amounts as per audited accounts for FY2018 and 9M-2018.
17.	The above unconsolidated and consolidated financial results are audited by the statutory auditors, B S R & Co. LLP, Chartered Accountants.
18.	Rs. 1 crore = Rs. 10.0 million.

For and on behalf of the Board of Directors

/s/ N. S. Kannan

N. S. Kannan
Place:	Mumbai	Executive Director
Date:	May 7, 2018	DIN-00066009

Item 3

B S R & Co. LLP

Chartered Accountants
5th Floor, Lodha Excelus,	Telephone	+91 (22) 4345 5300
Apollo Mills Compound	Fax	+91 (22) 4345 5399
N. M. Joshi Marg, Mahalaxmi
Mumbai – 400 011
India

Auditor’s Report on the Financial Results of ICICI Bank Limited pursuant to Regulation 33 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015

To the Board of Directors of ICICI Bank Limited

1.	We have audited the accompanying annual financial results of ICICI Bank Limited (the ‘Bank’) for the year ended 31 March 2018 (the ‘Financial Results’), attached herewith, being submitted by the Bank pursuant to the requirement of Regulation 33 of the Securities and Exchange Board of India (Listing Obligations and Disclosure requirements) Regulations, 2015 (the ‘SEBI Regulations’). The disclosures relating to “Pillar 3 under Basel III Capital Regulations” and those relating to “Leverage Ratio”, “Liquidity Coverage Ratio” under Capital Adequacy and Liquidity Standards issued by Reserve Bank of India (‘RBI’) as have been disclosed on the Bank's website and in respect of which a link has been provided in the Financial Results and have not been audited by us. Attention is drawn to the fact that the figures for the quarter ended 31 March 2018 and the corresponding quarter ended in the previous year as reported in these Financial Results are the balancing figures between audited figures in respect of the full financial year and the published audited year to date figures up to the end of the third quarter of the relevant financial year.

2.	These Financial Results have been prepared on the basis of the standalone financial statements and audited quarterly financial results up to the end of the third quarter which are responsibility of the Bank’s management. Our responsibility is to express an opinion on these Financial Results based on our audit of the annual standalone financial statements, which have been prepared in accordance with the recognition and measurement principles prescribed under Section 133 of the Companies Act, 2013 read with the relevant rules issued thereunder, provisions of Section 29 of the Banking Regulation Act, 1949, circulars, guidelines and directions issued by RBI from time to time and other accounting principles generally accepted in India.

3.	We conducted our audit in accordance with the auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Results are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts disclosed as Financial Results. An audit also includes assessing the accounting principles used and significant estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

4.	In our opinion and to the best of our information and according to the explanations given to us, these Financial Results;

i.	have been presented in accordance with the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 in this regard; and

ii.	give a true and fair view of the net profit and other financial information for the year ended 31 March 2018.

BSR& Co. (a partnership firm with	Registered Office:
Registration No. BA61223) converted into	5th Floor, Lodha Excelus
B S R & Co. LLP (a Limited Liability, Partnership	Apollo Mills Compound
with LLP Registration No. AAB-8181)	N. M. Joshi Marg, Mahalaxmi,
with effect from October 14, 2013	Mumbai – 400 011, India

Auditor’s Report on the Financial Results of ICICI Bank Limited pursuant to Regulation 33 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (Continued)

ICICI Bank Limited

Other matter

For the purpose of our audit as stated in paragraph 3 above, we did not audit the financial statements of Singapore, Bahrain, Hong Kong, Dubai, Qatar, China, South Africa, New York and Sri Lanka branches of the Bank, whose financial statements reflect total assets of Rs. 1,352,287 million as at 31 March 2018, total revenues of Rs. 13,458 million for the quarter ended 31 March 2018 and Rs. 53,427 million for the period from 1 April 2017 to 31 March 2018 and net cash inflow amounting to Rs. 105,599 million for the quarter ended 31 March 2018 and net cash inflow amounting to Rs. 53,283 million for the period from 1 April 2017 to 31 March 2018. These financial statements have been audited by other auditors, duly qualified to act as auditors in the country of incorporation of the said branches, whose reports have been furnished to us, and our opinion in so far as it relates to such branches is based solely on the reports of the other auditors. Our opinion is not modified in respect of this matter.

For B S R & Co. LLP
Chartered Accountants
Firm's Registration No: 101248W/W–100022

/s/ Venkataramanan Vishwanath

Venkataramanan Vishwanath
Mumbai	Partner
7 May 2018	Membership No:113156

Item 4

B S R & Co. LLP

Chartered Accountants
5th Floor, Lodha Excelus,	Telephone	+91 (22) 4345 5300
Apollo Mills Compound	Fax	+91 (22) 4345 5399
N. M. Joshi Marg, Mahalaxmi
Mumbai – 400 011
India

Auditor’s Report on the Consolidated Financial Results of ICICI Bank Limited pursuant to Regulation 33 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015

To the Board of Directors of ICICI Bank Limited

1.	We have audited the annual consolidated financial results of ICICI Bank Limited (hereinafter referred to as the ‘Bank’) for the year ended 31 March 2018 (the ‘Consolidated Financial Results’), attached herewith, being submitted by the Bank pursuant to the requirement of Regulation 33 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (the ‘Listing Regulations’). The disclosures relating to ‘Pillar 3 under Basel III Capital Regulations’ and those relating to ‘Leverage Ratio’, ‘Liquidity Coverage Ratio’ under Capital Adequacy and Liquidity Standards issued by Reserve Bank of India (‘RBI’) as have been disclosed on the Bank's website and in respect of which a link has been provided in the Consolidated Financial Results and have not been audited by us. Attention is drawn to the fact that the figures for the quarter ended 31 March 2018 and the corresponding quarter ended in the previous year as reported in these Consolidated Financial Results are the balancing figures between consolidated audited figures in respect of the full financial year and the year to date audited consolidated figures up to the end of the third quarter of the relevant financial year.

2.	These Consolidated Financial Results have been prepared from consolidated annual financial statements and audited consolidated condensed interim financial statements up to the end of the third quarter which are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these Consolidated Financial Results based on our audit of such consolidated annual financial statements, which have been prepared in accordance with the recognition and measurement principles laid down in the Accounting Standards prescribed under Section 133 of the of the Companies Act, 2013 (the ‘Act’), provisions of Section 29 of the Banking Regulation Act, 1949, circulars, guidelines and directions issued by RBI from time to time and other accounting principles generally accepted in India and in compliance with Regulation 33 of the Listing Regulations.

3.	We conducted our audit in accordance with the auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial results are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts disclosed as financial results. An audit also includes assessing the accounting principles used and significant estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

BSR& Co. (a partnership firm with	Registered Office:
Registration No. BA61223) converted into	5th Floor, Lodha Excelus
B S R & Co. LLP (a Limited Liability, Partnership	Apollo Mills Compound
with LLP Registration No. AAB-8181)	N. M. Joshi Marg, Mahalaxmi,
with effect from October 14, 2013	Mumbai – 400 011, India

B S R & Co. LLP

Chartered Accountants
5th Floor, Lodha Excelus,	Telephone	+91 (22) 4345 5300
Apollo Mills Compound	Fax	+91 (22) 4345 5399
N. M. Joshi Marg, Mahalaxmi
Mumbai – 400 011
India

Auditor’s Report on the Consolidated Financial Results of ICICI Bank Limited pursuant to Regulation 33 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (Continued)

ICICI Bank Limited

4.	(a) We did not audit the financial statements of nine branches of Bank included in the Consolidated Financial Results, whose annual financial statements reflect total assets of Rs. 1,352,287 million as at 31 March 2018 as well as the total revenue of Rs. 53,427 million for the year ended 31 March 2018. These financial statements have been audited by other auditors, duly qualified to act as auditors in the country of incorporation of the said branches, whose reports have been furnished to us, and our opinion in so far as it relates to such branches is based solely on the reports of the other auditors.

(b)	We did not audit the financial statements of nine subsidiaries included in the Consolidated Financial Results, whose annual financial statements reflect total assets of Rs. 883,803 million as at 31 March 2018 as well as the total revenue of Rs. 50,761 million for the year ended 31 March 2018. The Consolidated Financial Results also include the Group’s share of net profit of Rs. 509 million for the year ended 31 March 2018 in respect of one associate company, whose financial statements have not been audited by us. These annual financial statements have been audited by other auditors whose reports have been furnished to us, and our opinion on the Consolidated Financial Results, to the extent they have been derived from such annual financial statements is based solely on the report of such other auditors.

(c)	Certain of these subsidiaries are located outside India whose financial statements and other financial information have been prepared in accordance with accounting principles generally accepted in their respective countries and which have been audited by other auditors under generally accepted auditing standards applicable in their respective countries. Our opinion on the Consolidated Financial Results, in so far as it relates to the balances and affairs of such subsidiaries located outside India is based solely on the report of such other auditors.

(d)	We have jointly audited with other auditor, the financial statements of one subsidiary included in the Consolidated Financial Results, whose annual financial statements reflect total assets of Rs. 1,418,213 million as at 31 March 2018 as well as the total revenue of Rs. 325,992 million for the year ended 31 March 2018. These annual financial statements have been jointly audited with other auditor, and our opinion on the Consolidated Financial Results, to the extent they have been derived from such annual financial statements is based on the reliance upon the work of the other auditors, to the extent of work performed by them.

(e)	The Consolidated Financial Results also include the Group’s share of net profit of Rs. 6 million for the year ended 31 March 2018 in respect of five associates, whose financial statements have not been audited by us. These financial statements / financial information are unaudited and have been furnished to us by management and our opinion on the Consolidated Financial Results, to the extent they have been derived from such unaudited annual financial statements / financial information is based solely on such unaudited annual financial statements / financial information. In our opinion and according to the information and explanations given to us by management, these financial statements / financial information are not material to the Group.

Auditor’s Report on the Consolidated Financial Results of ICICI Bank Limited pursuant to Regulation 33 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (Continued)

ICICI Bank Limited

(f)	The auditors of ICICI Prudential Life Insurance Company Limited have reported, ‘The actuarial valuation of liabilities for life policies in force and for policies in respect of which premium has been discontinued but liability exists as at March 31, 2018 is the responsibility of the Company’s Appointed Actuary (the “Appointed Actuary”). The actuarial valuation of these liabilities for life policies in force and for policies in respect of which premium has been discontinued but liability exists as at 31 March 2018 has been duly certified by the Appointed Actuary and in her opinion, the assumptions for such valuation are in accordance with the guidelines and norms issued by the IRDAI and the Institute of Actuaries of India in concurrence with the Authority. We have relied upon the Appointed Actuary’s certificate in this regard for forming our opinion on the valuation of liabilities for life policies in force and for policies in respect of which premium has been discontinued but liability exists, as contained in the standalone financial statements of the Company’.

(g)	The auditors of ICICI Lombard General Insurance Company Limited have reported, ‘The actuarial valuation of liabilities in respect of Incurred But Not Reported (the "IBNR"), Incurred But Not Enough Reported (the "IBNER") and Premium Deficiency Reserve (the "PDR") is the responsibility of the Company's Appointed Actuary (the "Appointed Actuary"). The actuarial valuation of these liabilities, that are estimated using statistical methods as at 31 March 2018 has been duly certified by the Appointed Actuary and in his opinion, the assumptions considered by him for such valuation are in accordance with the guidelines and norms issued by the Insurance Regulatory and Development Authority (“IRDAI”) and the Institute of Actuaries of India in concurrence with the IRDAI. We have relied upon the Appointed Actuary's certificate in this regard for forming our opinion on the valuation of liabilities for outstanding claims reserves and the PDR contained in the financial statements of the Company’.

Our opinion on the Consolidated Financial Results is not modified in respect of the above matters with respect to our reliance on the work done and the reports of the other auditors and the financial statements / financial information certified by management.

In our opinion and to the best of our information and according to the explanations given to us and based on consideration of reports of other auditors on separate financial statements and on other information of the subsidiaries and associates as aforesaid, these Consolidated Financial Results:

(i)	include the annual financial results of the following entities:

ICICI Bank Limited, ICICI Bank Canada, ICICI Bank UK PLC, ICICI International Limited, ICICI Prudential Life Insurance Company Limited, ICICI Prudential Pension Funds Management Company Limited, ICICI Securities Primary Dealership Limited, ICICI Securities Limited, ICICI Securities Holdings Inc., ICICI Securities Inc., ICICI Venture Funds Management Company Limited, ICICI Home Finance Company Limited, ICICI Investment Management Company Limited, ICICI Trusteeship Services Limited, ICICI Strategic Investments Fund, ICICI Prudential Asset Management Company Limited, ICICI Lombard General Insurance Company Limited, ICICI Prudential Trust Limited, I-Process Services (India) Private Limited, NIIT Institute of Finance Banking and Insurance Training

Auditor’s Report on the Consolidated Financial Results of ICICI Bank Limited pursuant to Regulation 33 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (Continued)

ICICI Bank Limited

Limited, ICICI Merchant Services Private Limited, India Infradebt Limited, India Advantage Fund III and India Advantage Fund IV.

(ii)	have been presented in accordance with the requirements of Regulation 33 of the Listing Regulations in this regard; and

(iii)	give a true and fair view of the consolidated net profit and other financial information for the year ended 31 March 2018.

For B S R & Co. LLP
Chartered Accountants
Firm's Registration No: 101248W/W–100022

/s/ Venkataramanan Vishwanath

Venkataramanan Vishwanath
Mumbai	Partner
7 May 2018	Membership No:113156

Item 5

May 7, 2018

BSE Limited Phiroze Jeejeebhoy Towers Dalal Street Mumbai 400 001	National Stock Exchange of India Limited Listing Department Exchange Plaza, 5th floor Plot No. C/1, G Block Bandra-Kurla Complex Bandra (East) Mumbai 400 051

Dear Sir,

Declaration under Regulation 33 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (Listing Regulations)

Pursuant to Regulation 33 of Listing Regulations, we hereby confirm and declare that the statutory auditors of the Bank, B S R & Co. LLP, Chartered Accountants have issued audit report on the unconsolidated and consolidated financial results of the Bank for the three months and year ended March 31, 2018 with unmodified opinion.

We request you to please take the above on record.

Yours faithfully,

/s/ Rakesh Jha

Rakesh Jha

Chief Financial Officer

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

Item 6

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

News Release	May 7, 2018

Performance Review: Quarter ended March 31, 2018

•	Strong balance sheet growth

•	Total domestic loan growth at 15% year-on-year at March 31, 2018 driven by retail

•	Retail loans grew by 21% year-on-year and constituted 57% of the total loan portfolio at March 31, 2018

•	17% year-on-year growth in current and savings account (CASA) deposits; CASA ratio at 51.7% at March 31, 2018

•	Continued to perform on core operating parameters

•	The core operating profit (profit before provisions and tax, excluding treasury income) was Rs. 18,940 crore (US$ 2.9 billion) in FY2018

•	Net interest margin increased from 3.14% in the quarter ended December 31, 2017 (Q3-2018) to 3.24% in the quarter ended March 31, 2018 (Q4-2018)

•	Retail fee income grew by 16% in Q4-2018 and constituted 75% of total fee income

•	Operating expenses grew by 8% year-on-year in Q4-2018 and 6% year-on-year in the year ended March 31, 2018 (FY2018)

•	Asset quality

•	Gross NPA additions of Rs. 15,737 crore (US$ 2.4 billion) in Q4-2018. This includes Rs. 9,968 crore (US$ 1.5 billion) of loans which were under RBI schemes and were classified as standard at December 31, 2017

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

•	Recoveries and upgrades of Rs. 4,234 crore (US$ 650 million) from non-performing loans in Q4-2018 compared to Rs. 1,108 crore (US$ 170 million) in Q3-2018 and Rs. 1,413 crore (US$ 217 million) in Q4-2017

•	Provision coverage (including cumulative prudential/ technical write-offs) ratio increased by 690 bps from 53.6% at March 31, 2017 to 60.5% at March 31, 2018, further strengthening the balance sheet

•	Total capital adequacy of 18.42% and Tier-1 capital adequacy of 15.92% on standalone basis at March 31, 2018

•	The Board of Directors has recommended a dividend of Rs. 1.50 per equity share of face value of Rs. 2.00 each (equivalent to dividend of US$ 0.046 per ADS)

The Board of Directors of ICICI Bank Limited (NYSE: IBN) at its meeting held at Mumbai today, approved the audited accounts of the Bank for the year ended March 31, 2018.

Profit & loss account

•	Net interest income was Rs. 6,022 crore (US$ 924 million) in the quarter ended March 31, 2018 (Q4-2018) compared to Rs. 5,962 crore (US$ 915 million) in the quarter ended March 31, 2017 (Q4-2017).

•	The domestic net interest margin was 3.67% and the overall net interest margin was 3.24% in Q4-2018.

•	Non-interest income was Rs. 5,678 crore (US$ 871 million) in Q4-2018 compared to Rs. 3,017 crore (US$ 463 million) in Q4-2017. Non-interest income in Q4-2018 included gains of Rs. 3,320 crore (US$ 509 million) on sale of shareholding in ICICI Securities.

•	Fee income grew by 13% year-on-year to Rs. 2,755 crore (US$ 423 million) in Q4-2018 from Rs. 2,446 crore (US$ 375 million) in Q4-2017. Retail fee income grew by 16% in Q4-2018 and constituted 75% of total fees.

•	The core operating profit (profit before provisions and tax, excluding treasury income) was Rs. 4,829 crore (US$ 741 million) in Q4-2018 compared to Rs. 4,609 crore (US$ 707 million) in Q4-2017.

•	Standalone profit after tax was Rs. 1,020 crore (US$ 157 million) for Q4-2018 compared to Rs. 2,025 crore (US$ 311 million) for Q4-2017.

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ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

•	The core operating profit (profit before provisions and tax, excluding treasury income) was Rs. 18,940 crore (US$ 2.9 billion) in FY2018 compared to Rs. 17,910 crore (US$ 2.75 billion) in FY2017.

•	Standalone profit after tax was Rs. 6,777 crore (US$ 1.0 billion) for the year ended March 31, 2018 (FY2018) compared to Rs. 9,801 crore (US$ 1.5 billion) for the year ended March 31, 2017 (FY2017).

Operating review

Credit growth

The year-on-year growth in domestic advances was 15% at March 31, 2018. The Bank has continued to leverage its strong retail franchise, resulting in a year-on-year growth of 21% in the retail portfolio at March 31, 2018. The retail portfolio constituted about 57% of the loan portfolio of the Bank at March 31, 2018. Total advances increased by 10% year-on-year to Rs. 512,395 crore (US$ 78.6 billion) at March 31, 2018 from Rs. 464,232 crore (US$ 71.2 billion) at March 31, 2017.

Deposit growth

CASA deposits increased by 17% year-on-year to Rs. 289,925 crore (US$ 44.5 billion) at March 31, 2018. The Bank’s CASA ratio was 51.7% at March 31, 2018 compared to 50.4% at December 31, 2017 and 50.4% March 31, 2017. The average CASA ratio increased to 45.9% in Q4-2018 from 45.7% in Q3-2018. Total deposits increased by 14% year-on-year to Rs. 560,975 crore (US$ 86.1 billion) at March 31, 2018. The Bank had a network of 4,867 branches and 14,367 ATMs at March 31, 2018.

Capital adequacy

The Bank’s capital adequacy at March 31, 2018 as per Reserve Bank of India’s guidelines on Basel III norms was 18.42% and Tier-1 capital adequacy was 15.92% compared to the regulatory requirements of 10.98% and 8.98% respectively.

Asset quality

The gross additions to non-performing assets (NPA) declined sequentially during the first three quarters of FY2018. Gross NPA additions declined from Rs. 4,976 crore (US$ 763 million) in the quarter ended June 30, 2017 (Q1-2018) to Rs. 4,674 crore (US$ 717 million) in the quarter ended September 30, 2017 (Q2-2018) and Rs. 4,380 crore (US$ 672 million) in Q3-2018. During Q4-2018, the gross additions to NPA were Rs. 15,737 crore (US$ 2.4 billion) in Q4-2018. This included Rs. 9,968 crore (US$ 1.5 billion) of loans which were under RBI

3

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

schemes and classified as standard at December 31, 2017. The Revised Framework for Resolution of Stressed Assets issued in February 2018 discontinued these schemes. Recoveries and upgrades from non-performing loans were Rs. 4,234 crore (US$ 650 million) in Q4-2018. The provision coverage ratio on non-performing loans, including cumulative technical/prudential write-offs increased by 690 bps from 53.6% at March 31, 2017 to 60.5% at March 31, 2018 further strengthening the balance sheet. The net NPA ratio was 4.77% at March 31, 2018 compared to 4.20% at December 31, 2017 and 4.89% at March 31, 2017. Net loans to companies whose facilities have been restructured were Rs. 1,553 crore (US$ 238 million) at March 31, 2018 compared to Rs. 1,815 crore (US$ 278 million) at December 31, 2017. Net NPAs and net restructured loans as proportion of net customer assets decreased from 5.70% at March 31, 2017 to 5.03% at March 31, 2018. The Bank’s drilldown list i.e. below investment grade exposure in key sectors identified earlier and promoter entities decreased from Rs. 44,065 crore (US$ 6.8 billion) at March 31, 2016 to Rs. 4,728 crore (US$ 0.7 billion) at March 31, 2018.

Technology initiatives

In FY2018, debit card transactions and credit card transactions increased by 25% y-o-y and 26% y-o-y respectively.

Over 13 million Unified Payment Interface (UPI) Virtual Payment Addresses have been created using the Bank’s and partners’ platforms till March 31, 2018.

Digital channels like internet, mobile banking, POS and others accounted for about 82% of the savings account transactions in FY2018 compared to 75% in FY2017 driven by growth in the share of mobile banking transactions.

The Bank successfully on-boarded over 250 corporates on its blockchain platform for domestic & international trade finance, the most by any bank in India. Leading Indian corporates, including ones from the ‘S&P BSE 100 Index’, are now undertaking domestic/international trade finance transactions on the Bank’s custom-made blockchain platform.

Dividend on equity shares

The Board has recommended a dividend of Rs. 1.50 per share (equivalent to dividend of US$ 0.046 per ADS). The declaration of dividend is subject to requisite approvals. The record/book closure dates will be announced in due course.

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ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Consolidated results

Consolidated profit after tax was Rs. 1,142 crore (US$ 175 million) in Q4-2018 compared to Rs. 2,083 crore (US$ 320 million) for Q4-2017.

Consolidated profit after tax was Rs. 7,712 crore (US$ 1.2 billion) in FY2018 compared to Rs. 10,188 crore (US$ 1.6 billion) in FY2017.

Consolidated assets grew by 14.1% from Rs. 985,725 crore (US$ 151.2 billion) at March 31, 2017 to Rs. 1,124,281 crore (US$ 172.5 billion) at March 31, 2018.

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ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Subsidiaries

ICICI Life announced results for FY2018 on April 24, 2018. ICICI Life’s retail weighted received premium increased by 16% from Rs. 6,408 crore (US$ 983 million) in FY2017 to Rs. 7,461 crore (US$ 1.1 billion) in FY2018. The new business margin has been continuously improving from 8.0% in FY2016 to 10.1% in FY2017 and further to 16.5% in FY2018. ICICI Life’s profit after tax was Rs. 1,620 crore (US$ 249 million) for FY2018 compared to Rs. 1,682 crore (US$ 258 million) for FY2017.

ICICI General announced results for FY2018 on April 25, 2018. The gross written premium of ICICI General grew by 15% from Rs. 10,960 crore (US$ 1.7 billion) in FY2017 to Rs. 12,600 crore (US$ 1.9 billion) in FY2018. The company continues to retain its market leadership among the private sector players. ICICI General’s profit after tax grew by 23% from Rs. 702 crore (US$ 108 million) in FY2017 to Rs. 862 crore (US$ 132 million) in FY2018.

ICICI Securities announced results for FY2018 on April 14, 2018. The profit after tax of ICICI Securities, on a consolidated basis, increased by 65% from Rs. 339 crore (US$ 52 million) in FY2017 to Rs. 558 crore (US$ 86 million) in FY2018. The return on net worth of ICICI Securities was 85% in FY2018. The Company continues to be consistently ranked #1 in terms of active clients on NSE.

The profit after tax of ICICI Prudential Asset Management Company (ICICI AMC) increased by 30% year-on-year from Rs. 480 crore (US$ 74 million) in FY2017 to Rs. 626 crore (US$ 96 million) in FY2018. ICICI AMC continues to be the largest mutual fund in India based on average assets under management for Q4-2018. The profit after tax of ICICI Securities Primary Dealership was Rs. 112 crore (US$ 17 million) in FY2018 compared to Rs. 412 crore (US$ 63 million) in FY2017.

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ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Summary Profit and Loss Statement (as per unconsolidated Indian GAAP accounts)

Rs. crore

	FY 2017	Q4-2017	Q3-2018	Q4-2018	FY 2018
Net interest income	21,737	5,962	5,705	6,022	23,026
Non-interest income	19,505	3,017	3,167	5,678	17,420
- Fee income	9,452	2,446	2,639	2,755	10,341
- Treasury income	8,577[1]	503	66	2,685[1]	5,802[1]
- Other income	1,476	68[2]	462	238	1,277
Less:
Operating expense	14,755	3,867	3,814	4,186	15,704
Core operating profit[3]	17,910	4,609	4,992	4,829	18,940
Operating profit	26,487	5,112	5,058	7,514	24,742
Less:
Provisions	15,208	2,898	3,570	6,626	17,307
Profit before Tax	11,279	2,214	1,488	888	7,435
Less: Tax	1,478	189	(162)	(132)	658
Profit after tax	9,801	2,025	1,650	1,020	6,777
1.	Includes profit on sale of shareholding in subsidiaries of Rs. 5,682 crore in FY2017, Rs. 3,320 crore in Q4-2018 and Rs. 5,332 crore in FY2018

2.	As per the RBI circular on ‘Guidelines on compliance with Accounting Standard (AS) 11 (The Effects of Changes in Foreign Exchange Rates) by banks' dated April 18, 2017, on repatriation of accumulated profits or retained earnings from overseas operations, the banks shall not recognise the proportionate exchange gains or losses held in the foreign currency translation reserve in the P&L account. Other income includes net foreign exchange gain amounting to Rs. 288 crore in 9M-2017 related to overseas operations which was reversed in Q4-2017

3.	Excluding treasury income

4.	Prior period figures have been re-grouped/re-arranged where necessary

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ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Summary Balance Sheet

Rs. crore

	31-Mar-17	30-Sep-17	31-Dec-17	31-Mar-18
	(Audited)	(Audited)	(Audited)	(Audited)
Capital and Liabilities
Capital	1,165	1,284	1,285	1,286
Employee stock options outstanding	6	6	6	6
Reserves and surplus	98,780	101,498	103,210	103,868[1]
Deposits	490,039	498,643	517,403	560,975
Borrowings (includes subordinated debt)[2]	147,556	150,702	158,176	182,859
Other liabilities	34,245	35,669	33,470	30,195
Total Capital and Liabilities	771,791	787,802	813,549	879,189

Assets
Cash and balances with Reserve Bank of India	31,702	27,784	32,484	33,102
Balances with banks and money at call and short notice	44,011	25,578	23,380	51,067
Investments	161,507	179,935	179,807	202,994
Advances	464,232	482,780	505,387	512,395
Fixed assets	7,805	7,995	7,923	7,904
Other assets	62,534	63,730	64,568	71,727
Total Assets	771,791	787,802	813,549	879,189

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ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

1.	The Bank has classified three borrower accounts in the gems and jewellery sector with fund-based outstanding of Rs. 794.87 crore as fraud and non-performing and during Q4-2018 made a provision of Rs. 289.45 crore through P&L account and Rs. 505.42 crore by debiting reserves and surplus, as permitted by RBI. Additionally, during Q4-2018, the Bank has also made provision for certain other fraud and non-performing cases by debiting reserves and surplus amounting to Rs. 19.98 crore, as permitted by RBI. The provision made by debiting reserves and surplus will be reversed and accounted through the P&L account over the subsequent quarters of the year ending March 31, 2019.

2.	Borrowings include preference share capital of Rs. 350 crore, which were redeemed on April 20, 2018

3.	Prior period figures have been re-grouped/re-arranged where necessary.

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ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

All financial and other information in this press release, other than financial and other information for specific subsidiaries where specifically mentioned, is on an unconsolidated basis for ICICI Bank Limited only unless specifically stated to be on a consolidated basis for ICICI Bank Limited and its subsidiaries. Please also refer to the statement of audited unconsolidated, consolidated and segmental results required by Indian regulations that has, along with this release, been filed with the stock exchanges in India where ICICI Bank’s equity shares are listed and with the New York Stock Exchange and the US Securities Exchange Commission, and is available on our website www.icicibank.com.

Except for the historical information contained herein, statements in this release which contain words or phrases such as 'will', ‘expected to’, etc., and similar expressions or variations of such expressions may constitute 'forward-looking statements'. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results, opportunities and growth potential to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to, the actual growth in demand for banking and other financial products and services in the countries that we operate or where a material number of our customers reside, our ability to successfully implement our strategy, including our use of the Internet and other technology, our rural expansion, our exploration of merger and acquisition opportunities, our ability to integrate mergers or acquisitions into our operations and manage the risks associated with such acquisitions to achieve our strategic and financial objectives, our ability to manage the increased complexity of the risks we face in our international operations, future levels of impaired loans, our growth and expansion in domestic and overseas markets, the adequacy of our allowance for credit and investment losses, regulatory assessments of our asset quality, provisions, risk management, capital adequacy and management functioning, other measures of the safety and soundness of our operations or compliance with applicable laws, regulations, accounting and taxation norms or regulatory policies, technological changes, investment income including the ability to successfully monetise our investment in subsidiaries, our ability to market new products, cash flow projections, the outcome of any legal, tax or regulatory proceedings in India and in other jurisdictions we are or become a party to, the future impact of new accounting standards, our ability to implement our dividend policy, the impact of changes in banking regulations and other regulatory changes in India and other jurisdictions on us, the equity, bond and loan market conditions and availability of liquidity amongst the investor community in these markets, the nature or level of credit spreads and interest spreads from time to time, including the possibility of increasing credit spreads or interest rates, our ability to roll over our short-term funding sources and our exposure to credit, market and liquidity risks as well as other risks that are detailed in the reports filed by us with the United States Securities and Exchange Commission. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

This release does not constitute an offer of securities.

For further press queries please call Sujit Ganguli / Kausik Datta at 91-22-2653 8525 / 91-22-2653 7026 or email corporate.communications@icicibank.com

For investor queries please call Anindya Banerjee / Sonal Bagaria at 91-22-2653 7131 / 91-22-2653 6124 or email ir@icicibank.com.

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ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

1 crore = 10.0 million

US$ amounts represent convenience translations at US$1= Rs. 65.18

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	May 7, 2018	By:	/s/ P. Sanker
			Name :	P. Sanker
			Title :	Senior General Manager (Legal) & Company Secretary